February 28, 2008

Mail Stop 3720

By U.S. Mail

Steven T. Campbell
Executive Vice President—Finance, Chief Financial Officer
   and Treasurer
United States Cellular Corporation
8410 West Bryn Mawr, Suite 700
Chicago, IL 60631

> **Re: United States Cellular Corporation**
> **Definitive Schedule 14A**
> **Filed April 25, 2007**
> **File No. 001-09712**

Dear Mr. Campbell:

We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letters or any disclosure you include in your future filings in response to our comments.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3350.

Sincerely,

Kathleen Krebs
Special Counsel

cc: By facsimile to (312) 853-7036
        Alfred N. Sacha
        Sidley Austin LLP